EXHIBIT 23.2

Independent Auditors’ Consent

The Board of Directors

Cell Therapeutics Inc.:

We consent to the incorporation by reference in the registration statement filed by Cell Therapeutics, Inc. on July 9, 2003 of our report dated June 23, 2003, with respect to the balance sheets of Novuspharma S.p.A., a development stage company, as of December 31, 2002 and 2001, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three year periods ended December 31, 2002, and for the period from January 1, 1999 (inception) to December 31, 2002, which report appears in the Form S-4 of Cell Therapeutics Inc.. We also consent to the reference to our firm under the caption “expert” in the Form S-4 of Cell Therapeutics, Inc..

KPMG S.p.A.

Milan, July 9, 2003